UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 7, 2007

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Bébé Confort

Baby Relax

Babidéal

Mon Bébé

Quinny

HOME FURNISHINGS

Ameriwood

Ridgewood

Adepta

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina

SystemBuild

Cosco Ability Care Essentials

Altra Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

Playsafe

Roadmaster

EXCHANGES

CANADA

TSX:

DII.B, DII.A

U.S.A.

NASDAQ:

DIIB

CONTACT:

MaisonBrison/BarnesMcInerney

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

Dorel Industries Inc. Announces Intention to Voluntarily

Delist Class B Subordinate Voting Shares from

the NASDAQ Global Market

Montreal, March 7, 2007 — Dorel Industries Inc. (TSX: DII.B DII.A; NASDAQ: DIIB) today announced its intention to voluntarily delist its Class B Subordinate Voting Shares (the “Class B Shares”) from the NASDAQ Global Market.  The Class B Shares will continue to trade on the Toronto Stock Exchange.

Trading on the Toronto Stock Exchange, which has been the primary market of the
Class B Shares since 1990, currently accounts for more than 85% of the total trading volume of the Class B Shares on the Toronto Stock Exchange and the NASDAQ Global Market combined.  In light of the historically low trading volume of Class B Shares on the NASDAQ Global Market, Dorel has concluded that the increased costs of maintaining the listing of the Class B Shares on the NASDAQ Global Market outweigh the benefits of continuing such listing, and has decided to delist the Class B Shares from the NASDAQ Global Market.

Dorel delivered notice today to The NASDAQ Stock Market LLC that it intends to delist the Class B Shares. As disclosed in the notice, Dorel expects to file a notification of removal from listing on the NASDAQ Global Market on Form 25 with the SEC on or about March 19, 2007. The withdrawal of the Class B Shares from listing should be effective 10 days after the filing of the notice on Form 25 with the SEC.  Accordingly, Dorel anticipates that the Class B Shares will be suspended from trading on the NASDAQ Global Market as of market open on or about March 19, 2007 and the Class B Shares will be delisted from the NASDAQ Global Market on or about March 29, 2007.  Following delisting of the Class B Shares, Dorel will continue to file or furnish reports with the SEC.  However, Dorel also announced that it intends at a future date, if permitted under the rules of the U.S. Securities and Exchange Commission (the “SEC”), to terminate the registration of the Shares with the SEC.

The delisting of the Shares from the NASDAQ Global Market will not affect the listing of the Class B Shares on the Toronto Stock Exchange and the Class B Shares will continue to trade on the Toronto Stock Exchange after the NASDAQ Global Market delisting becomes effective.

Dorel will comply with, and continue to be subject to, the laws of Province of Quebec, the jurisdiction in which Dorel is incorporated, as well as Canadian securities laws and corporate governance rules applicable to Canadian publicly listed companies, including the rules of the Toronto Stock Exchange.

Profile

Dorel Industries (TSX: DII.A, DII.B; NASDAQ: DIIB) is a global consumer products company engaged in the designing, manufacturing and marketing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal, Dorel employs approximately 4,500 people in 14 countries. Dorel also has eight offices in China, headquartered in Shanghai, which oversee the sourcing, engineering and logistics of the Company’s Asian supplier chain. 2005 sales were US$1.8 billion.

US operations include Dorel Juvenile Group USA, which markets the Cosco and Safety 1st brands as well as Eddie Bauer and Disney Baby licensed products; Ameriwood Industries, which markets ready-to-assemble furniture products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood brands; Cosco Home & Office, which markets home/office products under the Cosco brand and Samsonite license as well as home healthcare products under the Cosco Ability Essentials and Adepta brands; and Pacific Cycle, which markets the Schwinn, Mongoose, GT, InSTEP, Playsafe and Roadmaster brands. In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort, Maxi-Cosi, Quinny, Safety 1st, Babidéal, Mon Bébé and Baby Relax brands. Dorel Asia sources and imports home furnishings products.

Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

March 7, 2007